UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2004

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.    Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 13, 2004	ALIMENTATION COUCHE-TARD INC. By: /s/ Brigitte Catellier —————————————— Brigitte Catellier Corporate Secretary

PRESS RELEASE

Results for 2003-2004

An outstanding year for Couche-Tard, which achieved record results and doubled its network in North America

Fourth quarter:

•	Sales up 180.6% and net earnings up 86.4%

•	$442.1 million in long-term debt repaid mainly from sale-leaseback transactions of 322 Circle K properties

52-week period ended April 25, 2004:

•	Sales up 77.1% and net earnings up 20.4%

•	Excellent progress in Circle K integration plan: some US$10 million in synergies achieved within the first 130 days — the objective of over US$50 million in synergies could be realized sooner than expected

ATD.A, ATD.B / TSX

Laval, July 13, 2004 — Alimentation Couche-Tard Inc. announces its results for the fourth quarter and the 52-week period ended April 25, 2004. The Company recorded an excellent fourth-quarter performance, owing among others to Circle K’s significant operating results, which are included for the entire fourth quarter, as well as the fact that its motor fuel gross margins returned to more normal levels. In addition, the integration team achieved rapid and substantial progress, including synergies of over US$6 million in the quarter, by implementing Couche-Tard’s decentralized business model at Circle K and renegotiating several merchandise supply agreements. Also in the fourth quarter, the Company greatly reduced the debt incurred to finance the acquisition of Circle K. Results for 2003-2004 show excellent gains in sales and net earnings. During the year, Couche-Tard took a major step in its expansion in the United States, where as at April 25, 2004, it had 2,154 stores and 803 affiliates in 23 states, plus 1,924 stores in Canada, for a grand total of 4,881 stores in North America.

“We are very pleased with how the integration of Circle K is progressing. A number of key steps are already behind us, including the implementation of a decentralized operational structure with the necessary resources and expertise. Our vice-presidents, operations have an average of 17 years of experience in the convenience store industry and are easily adapting to our entrepreneurial culture. We have set up a benchmarking process, renegotiated more attractive supply agreements that further enhance our purchasing power, assessed our information systems, drawn up budgets and business plans for the coming fiscal year with a decentralized approach, conducted an environmental audit of most of Circle K’s fuel distribution sites and initiated a training process. Our teams know the specific objectives for each market and what initiatives they need to take. We will gradually modernize certain Circle K stores and adjust their product mix to improve profit margins. We will also bank on Circle K’s excellent reputation in the United States, and will convert all our Midwest stores to this banner over the next 24 months,” indicated Alain Bouchard, President and Chief Executive Officer.

Press Release — Alimentation Couche-Tard Inc. (continued)

Management’s discussion and analysis of results and financial position for the fourth quarter and the fiscal year ended April 25, 2004

Comparison between the 12-week period ended April 25, 2004 and the fourth quarter ended April 27, 2003

Operating results

Couche-Tard’s sales in the fourth quarter totalled $2.29 billion, compared with $815.8 million in the same quarter last year, an increase of 180.6% or $1.47 billion, including $1.38 billion from Circle K. The remaining sales growth, i.e. $90 million or 11%, came from the contribution of the 43 Clark stores acquired in the American Midwest in September 2003, and from internal growth in Canada and the American Midwest. Couche-Tard achieved 78.4% of its sales in the United States in the fourth quarter, up from 43.7% last year.

•	In the United States, sales rose five-fold to $1.79 billion, up $1.44 billion over the last quarter a year earlier. This major increase reflects mainly Circle K’s contribution for the full 12-week period, combined with that of the Clark stores, new stores opened during the period, and the American Midwest network’s internal growth. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 4.1% compared with the same quarter last year, while growth of average motor fuel volume per store (excluding Circle K) was 8.0% compared with the corresponding quarter a year earlier.

•	In Canada, sales amounted to $494.9 million, up 7.8% or $35.8 million. Growth of average merchandise sales per store stood at 3.5%. Overall, Canadian markets performed well, even though market conditions in Ontario were more difficult. Growth of average motor fuel volume per store reached 5.5%.

Gross margin totalled $449.8 million, compared with $180.3 million, an increase of 149.4% or $269.5 million, with a major contribution from Circle K.

•	Consolidated merchandise and service gross margin was 32.8% (including Circle K), versus 33.0% for the same period last year. It should be noted that Circle K’s gross margin is lower than the rest of the network due mainly to its different product mix, which will gradually be improved over the coming periods. In Canada, gross margin was up 0.7%, at 33.2%. In the United States, the gross margin stood at 32.7%.

•	Motor fuel gross margin remained fairly stable in Canada, at 4.81¢per litre versus 4.82¢per litre in the fourth quarter of the previous fiscal year. Gross margin in the American Midwest fell to 11.05¢ U.S. per gallon from 13.57¢ U.S. per gallon for the comparable period of 2003. As for Circle K’s gross margin, it returned to a more normal level, reaching 12.70¢ U.S. per gallon — a net improvement over the gross margin of 8.86¢ U.S. per gallon in the third quarter of the fiscal year. Motor fuel gross margin in the United States (including Circle K) was 12.30¢ U.S. per gallon compared with 13.57¢ U.S. per gallon in the last quarter a year earlier (before Circle K was acquired).

2

Press Release — Alimentation Couche-Tard Inc. (continued)

Operating, selling, administrative and general expenses grew by $219.5 million or 147.1%. This increase can be mainly attributed to the Company’s broader scope following the Circle K acquisition. However, as a percentage of total sales, operating expenses decreased by 2.2% compared with the last quarter a year earlier, due to the impact of operating costs of higher motor fuel sales, which account for a larger proportion of total revenues.

Depreciation and amortization of fixed assets and other assets grew by 134.7% to $26.1 million. This increase is due mainly to the addition of the Circle K network and store renovations.

Financial expenses increased from $3.8 million to $12.8 million due to the higher borrowings associated with the Circle K acquisition. In addition, the Company recorded a $9.7 million pre-tax write-off of financial expenses related to the repayment of part of the debt incurred for the Circle K acquisition.

Net earnings amounted to $21.1 million or $0.21 per share ($0.21 fully diluted), compared with $11.3 million or $0.13 per share ($0.13 fully diluted), an improvement of 86.4%. This record increase reflects mainly the contribution of Circle K. Without the write-off of financial expenses for an after-tax amount of $6.3 million ($0.06 fully diluted per share) related to the repayment of part of the debt incurred for the Circle K acquisition, net earnings would have totalled $27.4 million or $0.27 fully diluted per share, an increase of 107.7% over the last quarter of the previous fiscal year.

Principal cash flows

Cash flows from operating activities amounted to $121.2 million, compared with $75.0  million for the fourth quarter last year, an increase of $46.2 million. Cash and cash equivalents totalled $209.3 million as at April 25, 2004, up from $48.4 million as at April 27, 2003.

Investing activities generated total net cash flows of $266.4 million, mainly from the closing in March and April 2004 of the sale-leaseback transactions of 322 Circle K properties for net proceeds of $337.5 million. Fixed assets totalled $41.7 million during the quarter allocated mainly to the conversion of 32 sites to the Store 2000 concept, the opening of 13 stores and 11 QSRs, and ongoing technological improvements network-wide.

Financing activities used $444.7 million, reflecting mainly the repayment of part of long-term debt.

Press Release — Alimentation Couche-Tard Inc. (continued)

Comparison between the 52-week period ended April 25, 2004 and the 52-week period ended April 27, 2003

Operating results

Couche-Tard achieved sales of $5.87 billion in fiscal 2003-2004, compared with $3.32 billion, a major increase of 77.1% or $2.56 billion, including $2.02 billion or 78.9% which came from Circle K for the 130-day period from December 18, 2003 to April 25, 2004. The Company recorded 62.7% of its sales in the United States, up from 37.9% last year.

•	In the United States, sales totalled $3.68 billion, an increase of $2.43 billion, reflecting mainly the contribution of Circle K, the acquisition of Dairy Mart stores, the 43 Clark stores, stores opened during the period, and the American network’s internal growth. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 3.9%, while growth of average motor fuel volume per store (excluding Circle K) reached 6.4%.

•	In Canada, sales amounted to $2.19 billion, an increase of 6.3% or $129.3 million. Growth of average merchandise sales per store was 3.1% compared with last year. Growth of average motor fuel volume per store was 6.7%. Overall, Canadian markets performed well in difficult business conditions, including a decline in the number of tourists under the impact of SARS and reduced exports due to the exchange rate.

Gross margin grew by 63.1% or $473.1 million to $1.22 billion, compared with $749.9 million. This increase is due mainly to the rise in sales, particularly following the Circle K acquisition. Motor fuel gross margin was higher in Canada — although it was somewhat offset by a decline in motor fuel gross margin in the United States.

•	Consolidated merchandise and service gross margin stood at 32.6% (including Circle K), reflecting the lower gross margin of Circle K due to its different product mix.

•	Motor fuel gross margin increased to 4.77 ¢ per litre in Canada from 4.64 ¢ per litre last year. In the United States, the margin declined to 11.57 ¢ U.S. per gallon from 12.23 ¢ U.S. per gallon last year. This decrease is attributable to lower motor fuel gross margins experienced by Circle K in the first 45 days of the integration and the pressure on margins in the Midwest in the fourth quarter and a price war by two gasoline marketers in Kentucky.

Operating expenses increased by $393.5 million or 66.5%, due mainly to the Circle K acquisition and, to a lesser extent, the Clark stores, the full impact of the Dairy Mart stores and the Canadian network’s growth. Operating expenses as a percentage of total sales declined by 1.1% due to lower operating costs associated with higher motor fuel sales which account for a larger proportion of total revenues.

Depreciation and amortization expenses grew by 65.7% to $74.5 million. This increase is due mainly to Circle K, the Clark stores, the full impact of the Dairy Mart acquisition, and store renovations.

Press Release — Alimentation Couche-Tard Inc. (continued)

Financial expenses totalled $31.1 million, up 109.1% or $16.2 million, due to the higher borrowings to finance the Circle K acquisition. In addition, the Company recorded a $12.5 million pre-tax write-off of financial expenses related to the refinancing of existing debt ($2.8 million), and the repayment of a portion of the new debt from the proceeds of the sale-leaseback transactions completed in March and April 2004 and the use of a portion of a cash surplus ($9.7 million).

Income taxes increased by $7.9 million or 24.8% to $39.9 million, up from $31.9 million in the previous fiscal year. The increase is due to a combination of higher pre-tax income, an increase in the provincial income tax rate in Ontario, and a greater portion of pretax income coming from the U.S. operations which have a higher tax rate than Canada.

Net earnings amounted to $79.5 million or $0.89 per share ($0.85 fully diluted), compared with $66.0 million or $0.78 per share ($0.76 fully diluted), an increase of 20.4%. Net earnings for the year was affected by the following unusual or uncontrollable items which are presented on an after-tax basis:

•	a write-off of financial expenses of $8.3 million or $0.09 fully diluted per share, related to the refinancing of existing debt in connection with the Circle K acquisition and the repayment of a portion of the new debt,

•	the rise in the corporate tax rate in Ontario, entailing an adjustment of future income taxes totalling $1.1 million and equivalent to $0.01 fully diluted per share,

•	and the negative impact of approximately $3.1 million of the increase in the Canadian dollar, or $0.03 fully diluted per share.

Principal cash flows

Cash flows from operating activities more than doubled to $314.2 million, compared with $141.4 million, an increase of $172.8 million, reflecting largely the contribution of Circle K for 130 days of operation.

Investing activities of $761.1 million break down primarily as follows:

•	the Circle K acquisition, in the amount of $984.3 million;

•	the acquisition of the 43 Clark stores for $41.0 million;

•	fixed assets of $115.2 million, compared with $86.7 million last fiscal year — mainly for store improvements and equipment, store openings and acquisitions, information systems, and expenditures related to gasoline facilities in compliance with regulatory requirements.

Financing activities provided cash flows of $605.6 million, up from $136.4 million in the previous fiscal year. The Company borrowed $1.12 billion in new long-term debt and raised an additional $224.0 million from the issue of 13.6 million Class B subordinate voting shares. The total proceeds were used to repay $239.3 million in long-term debt and finance the Circle K acquisition. Additionally, Couche-Tard used the net proceeds from the sale-leaseback transactions for 322 Circle K properties and a portion of a cash surplus to repay a substantial Cdn$442.1 million in long-term debt.

Press Release — Alimentation Couche-Tard Inc. (continued)

Financial position as at April 25, 2004

Principal balance sheet changes reflect the Circle K acquisition, which more than doubled total assets to $2.23 billion, compared with $1.07 billion as at April 27, 2003. Long-term debt (including the current portion) totalled $730.5 million as at April 25, 2004, compared with $296.3 million at the end of last year. This increase reflects the loans in connection with the Circle K acquisition, which were subsequently reduced by $442.1 million in the fourth quarter.

Shareholders’ equity amounted to $746.8 million, up by 69.5% or $306.2 million, due to the issue of shares relating to the Circle K acquisition and the increase in net earnings.

The net interest-bearing debt to total capitalization ratio stood at 41.0%, versus 36% as at April 27, 2003.

Growth outlook

“Integrating Circle K is a major priority for 2004-2005. However, we will also focus on innovation to remain leaders in terms of differentiation in the North American market. We will step up the implementation of our Store 2000 concept, which is now in place in over 1,000 of our stores. We will thus convert about 300 stores during the year, while launching new products and services and developing our successful brands. Expanding and diversifying our QSRs is also a priority, and we plan to set up an additional 75 restaurants co-branded with our stores, bringing their total number to 320 QSRs or 9% of the chain. We will continue to expand by opening 70 new stores and acquiring small networks. Furthermore, we will streamline the network by transferring, selling or divesting about 100 non-performing stores over the next year. We are confident we will achieve solid sales and earnings growth in 2004-2005, due partly to the fact we will benefit from the impact of Circle K for the full year,” noted Alain Bouchard.

Profile

Alimentation Couche-Tard inc. is the leader in the Canadian convenience store industry. It is the fourth largest convenience store operator in North America and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,881 convenience stores, 3,079 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states in the United States. Some 34,000 people work at Couche-Tard’s head office and throughout the network.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
info@couche-tard.qc.ca    www.couche-tard.com

Press Release — Alimentation Couche-Tard Inc. (continued)

The statements set forth in this press release, which describe Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on gasoline sales, competition in the convenience store and retail fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

Conference call, July 13, 2004 at 2 :30 p.m. (Montreal time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-814-4861 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available July 13, 2004, from 4:30 p.m. until midnight July 20, 2004, by dialling 1-877-289-8525, access code: 21055989#. Members of the media and other interested parties are invited to listen in.

Press Release — Alimentation Couche-Tard Inc. (continued)

CONSOLIDATED EARNINGS (in thousands of Canadian dollars, except per share amounts) (unaudited)

	12-week periods ended		52-week periods ended
	April 25, 2004 (a)	April 27, 2003	April 25, 2004 (a)	April 27, 2003

	$	$	$	$
Revenues	2,289,014	815,777	5,872,394	3,315,194
Cost of sales	1,839,200	635,432	4,649,420	2,565,317

Gross profit	449,814	180,345	1,222,974	749,877

Operating, selling, administrative and
general expenses	368,690	149,210	985,531	592,052
Depreciation and amortization of
fixed and other assets	26,105	11,122	74,466	44,948

	394,795	160,332	1,059,997	637,000

Operating income	55,019	20,013	162,977	112,877
Financial expenses	12,774	3,784	31,137	14,894

Earnings before income taxes
and write-off of financial expenses	42,245	16,229	131,840	97,983
Write-off of financial expenses	9,688	—	12,463	—

Earnings before income taxes	32,557	16,229	119,377	97,983

Income taxes	11,423	4,888	39,872	31,942

Net earnings	21,134	11,341	79,505	66,041

Earnings per share
Basic	0.21	0.13	0.89	0.78
Fully diluted	0.21	0.13	0.85	0.76
Weighted number of shares	98,640,507	84,556,690	89,702,496	84,524,886
Number of shares - fully diluted	102,553,888	87,052,086	93,731,958	87,282,060
Number of shares outstanding
at period end	98,809,850	84,594,912	98,809,850	84,594,912

(a)	For the year ended April 25, 2004, the Company modified the presentation of certain direct costs, related mainly to the sale of telephone cards. For the periods of 12 and 52 weeks ended April 27, 2003, costs in the amount of $13,315 and $59,269 respectively that were presented in cost of sales were reclassified and are now presented as a decrease in revenues. As well, the Company modified its presentation of operating income. Under the new presentation, the operating income includes the depreciation and amortization of fixed and other assets. Furthermore, the amortization related to financial expenses is now presented under the financial expenses heading. The amortization of these items was formerly presented under the depreciation and amortization of fixed and other assets heading.

The accompanying note is an integral part of the consolidated financial statements. CONSOLIDATED RETAINED EARNINGS (in thousands of Canadian dollars) (unaudited)

	52-week periods ended
	April 25,	April 27,
	2004	2003

	$	$
Balance at the beginning,
as restated	183,517	117,476
Net earnings	79,505	66,041

	263,022	183,517
Share issue expenses (net of future income
taxes of $970 in 2004)	2,157	—

Balance, at the end	260,865	183,517

The accompanying note is an integral part of the consolidated financial statements. 8

Press Release — Alimentation Couche-Tard Inc. (continued)

CONSOLIDATED CASH FLOWS (in thousands of Canadian dollars) (unaudited)

	12-week periods ended		52-week periods ended
	April 25,	April 27,	April 25,	April 27,
	2004	2003	2004	2003

	$	$	$	$

OPERATING ACTIVITIES
Net earnings	21,134	11,341	79,505	66,041
Non-cash items
Depreciation and amortization	21,459	10,795	66,802	42,437
Write-off of financial expenses	9,688	—	12,463	—
Loss on disposal of fixed assets
and other assets	1,667	1,589	2,724	2,051
Future income taxes	(9,950)	7,185	(14,930)	9,719

	43,998	30,910	146,564	120,248
Deferred revenue	2,955	899	12,148	899
Provision for site restoration costs	(20)	(320)	(409)	(15)
Deferred pension expense	(516)	(339)	(516)	(339)
Other liabilities	(2,619)	—	(2, 619)	—
Changes in working capital items	77,431	43,841	158,987	20,585

Cash flows from operating activities	121,229	74,991	314,155	141,378

INVESTING ACTIVITIES
Business acquisitions	(29,170)	(4,974)	(1,025,340)	(156,248)
Liabilities assumed on business
acquisitions	(2,246)	—	(2,246)	—
Fixed assets	(41,687)	(29,927)	(115,208)	(86,746)
Proceeds from sale and leaseback	337,759	—	379,497	—
transactions
Disposal of fixed assets and other assets	2,805	1,720	5,271	3,528
Goodwill and other assets	(1,044)	(698)	(3,136)	(3,503)

Cash flows from investing activities	266,417	(33,879)	(761,162)	(242,969)

FINANCING ACTIVITIES
Bank indebtedness	—	(47,319)	—	(7,512)
Long-term debt net of financing
expenses	(4,781)	44,786	1,123,506	180,233
Repayment of long-term debt	(442,053)	(5,356)	(741,909)	(40,743)
Share issue net of related expenses	2,175	307	224,026	4,453

Cash flows from financing activities	(444,659)	(7,582)	605,623	136,431

Effect of exchange rate fluctuations
on cash and cash equivalents	1,384	709	2,302	692

Net increase (decrease) in cash
and cash equivalents	(55,629)	34,239	160,918	35,532
Cash and cash equivalents at
the beginning	264,951	14,165	48,404	12,872

Cash and cash equivalents at the end	209,322	48,404	209,322	48,404

The accompanying note is an integral part of the consolidated financial statements. 9

Press Release — Alimentation Couche-Tard Inc. (continued)

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars) (unaudited)

	As at April 25,	As at April 27,
	2004	2003

	$	$
ASSETS
Current assets
Cash and cash equivalents	209,322	48,404
Accounts receivable	128,518	108,008
Inventories	374,843	179,874
Prepaid expenses	16,413	3,487
Future income taxes	26,539	2,850

	755,635	342,623
Fixed assets	898,483	441,259
Trademarks, licenses and permits	214,474	—
Goodwill	278,911	269,527
Other assets	53,275	16,167
Future income taxes	32,715	1,602

	2,233,493	1,071,178

LIABILITIES
Current liabilities
Accounts payable	657,865	293,763
Income taxes payable	36,548	10,407
Future income taxes	—	8,128
Instalments on long-term debt	6,032	17,986

	700,445	330,284
Long-term debt	724,500	278,327
Deferred revenues and other liabilities	40,077	8,965
Future income taxes	21,645	12,953

	1,486,667	630,529

SHAREHOLDERS’ EQUITY
Capital stock	485,689	258,536
Contributed surplus	1,222	1,222
Retained earnings	260,865	183,517
Cumulative translation adjustments	(950)	(2,626)

	746,826	440,649

	2,233,493	1,071,178

The accompanying note is an integral part of the consolidated financial statements. 10

Press Release — Alimentation Couche-Tard Inc. (continued)

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

1. SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac’s, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The Company operates convenience stores in Canada and, since June 2001, in the United States.

Information on the principal revenue classes as well as geographic information is as follows:

	12-week period ended April 25, 2004			12-week period ended April 27, 2003

	Canada	U.S.	Total	Canada	U.S.	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	329,933	782,344	1,112,277	309,485	142,703	452,188

Motor fuel	164,962	1,011,775	1,176,737	149,614	213,975	363,589

	494,895	1,794,119	2,289,014	459,099	356,678	815,777

Gross margin
Merchandise and services	109,484	255,658	365,142	100,453	48,846	149,299
Motor fuel	14,240	70,432	84,672	13,442	17,604	31,046

	123,724	326,090	449,814	113,895	66,450	180,345

Fixed assets and
goodwill (a)	484,785	692,609	1,177,394	459,756	251,030	710,786

	52-week period ended April 25, 2004			52-week period ended April 27, 2003

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	1,510,589	1,597,085	3,107,674	1,428,646	514,660	1,943,306

Motor fuel	677,507	2,087,213	2,764,720	630,144	741,744	1,371,888

	2,188,096	3,684,298	5,872,394	2,058,790	1,256,404	3,315,194

Gross margin
Merchandise and services	491,283	521,156	1,012,439	462,503	169,639	632,142

Motor fuel	63,351	147,184	210,535	57,499	60,236	117,735

	554,634	668,340	1,222,974	520,002	229,875	749,877

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

The Company is not dependent on one major customer as a revenue source. 11